State of Delaware
Secretary of State
Division of Corporations
Delivered 05:39 PM 03/05/2021
FILED 05:39 PM 03/05/2021
SR 20210818567 - File Number 5407759

CERTIFICATE OF INCORPORATION
of
Capsll, Inc.

The undersigned Incorporator, desiring to form a corporation pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

ARTICLE I

The name of the corporation is Capsll, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Hwy., Dover, County of Kent, DE 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation is authorized to issue is Ten Million (10,000,000) shares of capital stock all of which shall have a par value of Zero and 001/100 Dollars (0.0001) per share, all of which shall be designated "Common Stock."

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VI(A) by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

(B) To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article VI(B) shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification, or (b) increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Ethan J. Byers, Esq.
101 West Main Street, Suite 101
Norfolk, Virginia 23510

Ethan J. Byers
Ethan J. Byers, Esq.

Incorporator
Title

March 5, 2021
Date